Exhibit 99.1

SANDSTORM GOLD ANNOUNCES Q2
PRODUCTION NUMBERS AND HOT MADEN
DRILL RESULTS, AMENDS NCIB

Vancouver, British Columbia — July 5, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has sold approximately 12,700 attributable gold equivalent ounces1 during the second quarter of 2017. In addition, new high grade gold-copper intercepts from ongoing diamond drilling at the Hot Maden project in north east Turkey (“Hot Maden”) have been reported and continue to confirm the internal continuity of gold-copper mineralisation within the Main Zone resource area and verify the additional resource potential south of the main deposit. Sandstorm has also amended its Normal Course Issuer Bid (“NCIB”) to allow for the purchase of its common shares through the facilities of the NYSE MKT or alternative trading platforms in the U.S.A., in accordance with U.S. federal securities laws and as further described herein.

— Hot Maden Drill Results

The Hot Maden assay results have been reported from two drill holes. HTD–111 is a step-out core hole drilled along the southwest side of the southern zone and HTD-128 is an infill core hole drilled within the Main Zone. Highlights from these drill results include:

•	HTD-111: 26.0 meters @ 4.4 g/t gold and 0.57% copper

•	HTD-128: 105.5 meters @ 17.4 g/t gold and 2.34% copper

As of July 3, 2017, the total amount of drilling for the year stood at 14,286 metres completed in 40 holes, with three additional holes in progress.

Hot Maden Drill Summary Assay Results

South Zone: HTD-111

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Ag g/t	Cu %	Mo ppm	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 2025 N	253.00	263.00	10.00	4.57	-	-	-	-	-	90	60
	287.00	288.00	1.00	3.38	-	0.38	-	-
	294.00	296.00	2.00	3.89	-	1.24	-	-
	360.00	386.00	26.00	4.44	-	0.57	-	-
including	360.00	370.00	10.00	4.19	-	0.54	-	-
including	373.00	376.00	3.00	2.56	-	-	-	-
including	379.00	386.00	7.00	9.31	-	1.09	-	-
	398.00	406.00	8.00	0.56	-	0.56	-	-

Main Zone: HTD-128

Section Line	From (m)	To (m)	Intercept (m)	Au g/t	Ag g/t	Cu %	Mo ppm	Pb %	Zn %	Azimuth (‘)	Dip (‘)
L 2250 N	9.00	114.50	105.50	17.39	-	2.34	63	-	-	90	60
	23.00	38.00	15.00	33.77	-	33.77	61	-
including	76.00	91.00	15.00	68.89	-	68.89	69	-
including	149.00	163.50	14.50	0.28	-	0.28	56	-	5.27

Figure 1: Geology map and drill hole locations, Hot Maden Project.

Figure 2: Cross Section L2250N, Main Zone with drill hole HTD-128

— Normal Course Issuer Bid Amendment

The Toronto Stock Exchange (“TSX”) has accepted the Company’s amended notice (the “Amended NCIB Notice”) with respect to the Company’s NCIB which was originally approved by the TSX on March 31, 2017 and pursuant to which Sandstorm may purchase up to a maximum of 7,597,730 of its common shares over a 12-month period in accordance with TSX rules and applicable securities laws. Pursuant to the Amended NCIB Notice, purchases under the Company’s NCIB have now been extended to include the ability by the Company to also purchase its common shares through the facilities of the NYSE MKT or alternative trading platforms in the U.S.A. Purchases made by the Company through its broker over the NYSE MKT or such alternative trading platforms will be made in open market transactions at prevailing market prices or by other means in accordance with applicable U.S. federal securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Qualified Person

The technical and scientific information contained in this news release has been reviewed and approved for release by Eric Roth, the Company’s Qualified Person as defined by National Instrument 43-101. Mr. Roth holds a Ph.D. in Economic Geology from the University of Western Australia, is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM), and is a Fellow of the Society of Economic Geologists (SEG). Mr. Roth has 25 years of experience in international minerals exploration and mining project evaluation.

QA/QC

Mineralised intervals presented in Table 1 are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program was dominantly HQ-sized core with the remainder being PQ-sized core. All drill core was photographed and quick logged prior to sampling. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals (in clearly mineralised sections) or 2 metre intervals (elsewhere), with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analysed at ALS Laboratories’ facility in Izmir, western Turkey. All samples have been analysed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

Note 1

Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178